SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 1-13776

                           NOTIFICATION OF LATE FILING


(Check One):      |_| Form 10-KSB    |_| Form 11-K    |_| Form 20-F
                  |_| Form 10-Q      |_| Form N-SAR

         For Period Ended:

|X|  Transition Report on Form 10-KSB       |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F         |_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K

         For the Transition Period Ended: September 30, 1998

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     GreenMan Technologies, Inc.

Former name if applicable

Address of principal executive office (Street and number)
   7 Kimball Lane, Building A

City, State and Zip Code  Lynnfield, MA 01940

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

| |  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_| (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

      On August 21, 1998, the Registrant's facility in St. Francisville, Louisiana was severely damaged by a fire, which necessitated the closure of the facility. The Company is currently assessing the financial impact of the loss and, in connection therewith, negotiating a settlement agreement with the insurance carrier as well as its largest secured creditor which has a lien on the assets. If these negotiations are successful, the Company might avoid the need to record a significant loss due to the fire at September 30, 1998. As a result, the Registrant requires additional time to properly determine the financial impact, if any, of these events on its financial statements and in its Annual Report on Form 10-KSB for the fiscal year ended September 30, 1998. These accounting issues could not be resolved without unreasonable effort or expense in order to file the Form 10-KSB within the prescribed time period.

      The registrant expects to file the Annual Report on Form 10-KSB for the fiscal year ended September 30, 1998 on or before January 13, 1999.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

   Charles E. Coppa             781                         224-2411
      (Name)                (Area Code)                (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                          |X|  Yes     |_|  No

         (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          |X|  Yes     |_|  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           GreenMan Technologies, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 1998               By: /s/ Charles E. Coppa
                                          Charles E. Coppa